Exhibit 99.1

Amaya Chairman and CEO, David Baazov, To Take Voluntary Leave of Absence; Dave Gadhia Appointed Interim Chairman; Rafi Ashkenazi Appointed Interim CEO

March 29, 2016, Montreal – Amaya Inc. (NASDAQ: AYA; TSX: AYA) today announced that Chairman and Chief Executive Officer, David Baazov, is taking an indefinite paid leave of absence from the company, effective yesterday. Mr. Baazov is taking this leave voluntarily to focus on preparing an offer to acquire Amaya and to avoid a distraction for the company while he responds to certain allegations made against him by the Autorité des marchés financiers (AMF), the securities regulatory authority in Quebec. Mr. Baazov will remain a member of Amaya’s board of directors.

The Board has appointed Divyesh (Dave) Gadhia as Interim Chairman, and Rafi Ashkenazi as Interim CEO. Mr. Gadhia has been an Amaya director since 2010, is the Board’s Lead Independent Director and is Chair of the Special Committee of independent directors established on February 1, 2016 to consider any proposal that may be made by Mr. Baazov, as well as other alternatives that may become available to Amaya. Previously, Mr. Gadhia served as the Chief Executive Officer and Executive Vice Chairman of Gateway Casinos & Entertainment Limited from 1992 until 2010, where he was responsible for strategic initiatives, regulatory matters and governmental relations.

Mr. Ashkenazi is currently CEO of the Rational Group, Amaya’s operating business, which includes the PokerStars and Full Tilt brands. Prior to becoming CEO of Rational Group in late-2015, Mr. Ashkenazi, an experienced gaming industry executive, served as Senior Vice President of Strategy for Amaya during 2015 and as Chief Operating Officer of Rational Group from January 2013 until early 2015, responsible for all customer-facing product and back-office functions for PokerStars and Full Tilt, including marketing, customer support, poker room management, IT management, payment processing and security, and game integrity. Prior to joining the Rational Group, Mr. Ashkenazi was Chief Operating Officer of Playtech, a global gaming software company.

AMF Update

On March 23, 2016, Amaya announced that the AMF had charged Mr. Baazov with aiding with trades while in possession of privileged information, influencing or attempting to influence the market price of securities of Amaya and communicating privileged information.

Subsequent to that announcement, the Board became aware of a decision of the Bureau de Decision et de Revision, the administrative tribunal in Quebec that hears certain AMF applications, which discloses additional AMF investigations into the alleged conduct of Mr. Baazov and others which are beyond the scope of the charges and of the internal investigation referred to in Amaya’s March 23rd announcement. While none of these allegations have been proven, the Board takes them seriously and has expanded the mandate of the Special Committee to investigate these additional matters.

Special Committee Update

Mr. Baazov has recently advised Amaya that he continues to intend to make an offer to acquire the company. Earlier this month, Amaya entered into an agreement with Mr. Baazov setting out the terms upon which he and his prospective co- investors and financiers may have access to certain confidential information about the company in connection with his intended offer. To date, Amaya has not received an offer from Mr. Baazov.

As previously announced, the Special Committee has a broad mandate to consider any proposal that may be made by Mr. Baazov, as well as other alternatives that may become available to Amaya. In this regard, the Special Committee had, prior to the charges being brought by the AMF against Mr. Baazov, instructed its financial advisor, Barclays Capital Canada Inc., to begin contacting other parties who might be interested in a transaction involving Amaya. The Special Committee is in the midst of negotiating agreements with certain of these parties with respect to the terms upon which they may have access to confidential information regarding the company.

As previously announced, the Special Committee has also retained Moelis & Company as a valuator to prepare a formal valuation of Amaya’s securities as required under applicable Canadian securities laws in the event that Amaya enters into a sale transaction with Mr. Baazov. Such valuation would be included in any information circular distributed to shareholders in connection with an offer, if any, from Mr. Baazov.

The Special Committee has not made a determination as to whether a sale of Amaya is in the best interests of the company at this time. The Special Committee will consider any offer made by Mr. Baazov and any expressions of interests made by third parties if and when any such offers or expressions of interest are made. The Special Committee will also continue its review of alternatives available to Amaya, including continuing to implement its current business plan as a publicly-traded company.

Statement from Mr. Baazov

Mr Baazov provided the following statement: “As always, I continue to be dedicated to doing the right thing for Amaya and all its stakeholders. I believe that stepping down in the short term will help to avoid distraction for the company and its management while I vigorously contest all allegations made against me and pursue my bid to acquire the company.”

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, the intentions of Amaya’s Chief Executive Officer, certain potential future transactions and certain expectations and projections related to legal proceedings. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “propose”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Such risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Management’s Discussion and Analysis for the periods ended December 31, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com